Exhibit 99.1

Luda Technology Group Limited (NYSE: LUD)

Luda Technology Group Limited Announces Appointment of Authorized Agents Across Brazil, Colombia, Bolivia, Ecuador and Malaysia to Accelerate Global Expansion

Hong Kong, May 19, 2026 (GLOBE NEWSWIRE) -- Luda Technology Group Limited (the “Company” or “Luda Technology”), (NYSE: LUD), a manufacturer and trader of stainless steel and carbon steel flanges and fittings products, announced today the official appointment of authorized agents across five strategic markets — Brazil, Colombia, Bolivia, Ecuador and Malaysia. This milestone marks the first major step in the Company’s ambitious global expansion strategy, designed to broaden its international footprint, strengthen its sales network, and bring its premium pipeline product portfolio closer to customers worldwide.

The newly appointed agents represent established, reputable industry players with deep market knowledge and strong customer networks in their respective regions. Through these partnerships, Luda Technology aims to deliver enhanced service, faster response times, and greater accessibility to its world-class pipeline solutions across Latin America and Southeast Asia.

A Strategic Step Toward Global Outreach

Mr. MA Biu, the Chief Executive Officer of Luda Technology, commented, “The appointment of these authorized agents represents a pivotal moment in the Company’s journey toward greater global expansion. Each of these partners brings unique regional expertise, established customer relationships, and a shared commitment to quality and excellence. Together, we are positioned to expand the reach of our high-quality pipeline products and deliver tangible value to industries across these key markets.”

Luda Technology will continue to proactively identify and appoint additional agents — both on an exclusive and non-exclusive basis — across other strategic regions globally, as part of its long-term vision to build a robust, world-class international distribution network.

Newly Appointed Authorized Agents

1.	Brazil

- 4Tube Comércio Importação e Exportação Ltda. (non-exclusive)

- QG Indústria e Comércio de Acessórios Industriais Ltda. (non-exclusive)

2.	Colombia

- TUVACOL S.A. (non-exclusive)

3.	Bolivia

- SERVIPETROL LTDA. (non-exclusive)

4.	Ecuador

- ELLOIL CIA. LTDA. (non-exclusive)

5.	Malaysia

- DYNA SEGMEN SDN BHD. (exclusive)

Looking Ahead

This first wave of appointments represents only the beginning of the Company’s global outreach initiative. Luda Technology intends to continue strengthening its international presence by establishing further partnerships with qualified agents and stockists worldwide, on both exclusive and non-exclusive bases, ensuring that customers across diverse industries — from oil and gas to petrochemicals, water management, and infrastructure — gain reliable access to Luda’s industry-leading pipeline products. By aligning with trusted regional partners, Luda Technology reinforces its commitment to delivering quality, reliability, and innovation, while accelerating its mission to become a preferred global manufacturer of pipeline solutions.

For more information, please visit Luda Technology’s official website Agencies page (https://www.ludahk.com/en/agencies) or contact our investor relations team.

About Luda Technology Group Limited

We are a manufacturer and trader of stainless steel and carbon steel flanges and fittings products. Our history began with Luda Development Limited, which was incorporated in Hong Kong in 2004 and is principally engaged in the trading of steel flanges and fittings. In 2005, the Company’s business expanded further upstream when Luda (Taian) Industrial Company Limited was set up to commence the manufacturing of flanges and fittings with self-owned factory in China. We have established an operation history of over 20 years. We are principally engaged in (i) the manufacture and sale of stainless steel and carbon steel flanges and fittings products, and (ii) trading of steel pipes, valves, and other steel tubing products. We are headquartered in Hong Kong with manufacturing base in Taian City, Shandong Province of the PRC. Our sales network comprises customers from China, South America, Australia, Europe, Asia (excluding China) and North America and our customers comprise manufacturers and traders from the chemical, petrochemical, maritime and manufacturing industries. For more information, please visit https://www.ludahk.com/en.

Forward-looking Statements

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and Luda Technology Group Limited specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

For media inquiries, please contact:

Luda Technology Group Limited – Investor Relations

Andrew Barwicki Inc.

Andrew J Barwicki

Email: andrew@barwicki.com

Phone: +1 516-662-9461

Website: https://ir.ludahk.com